Contact

www.linkedin.com/in/joe-
storment-834475168 (LinkedIn)

Joe Storment

Co-Founder at CityFreighter - Clean Urban Logistic Solutions
Santa Barbara County, California, United States

Experience

CityFreighter - Clean Urban Logistic Solutions
Co-Founder
March 2018 - Present (5 years 2 months)

CityFreighter - Clean Urban Logistic Solutions
Treasurer

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